

February 6, 2007

By Facsimile ((617) 523-1231) and U.S. Mail

Scott F. Duggan, Esq.
Goodwin Procter LLP
53 State Street
Boston, MA 02109

> **Re: DOV Pharmaceutical, Inc.**
> **Schedule TO-I filed January 29, 2007**
> **File No. 005-78237**
>
> **Form 8-K filed January 29, 2007**
> **File No. 000-49730**

Dear Mr. Duggan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 29, 2007

1.   We note your reference in this report to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

2.   We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. We note similar statements in the offer to exchange (pages 20 and 44) and in exhibit (a)(5)(A) to your Schedule TO. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to exchange to delete this statement and confirm that you will avoid using this statement in all future communications.

Schedule TO-I

3.   We note the background of the current tender offer, your negotiation with a group of debenture holders and that you entered into the Restructuring Support Agreement. Please provide us with background on the negotiation of the agreement, including the number of security holders with whom you negotiated and entered into the agreement. Also, provide us your legal analysis of whether your negotiation with those debenture holders constituted a tender offer and, if so, whether you complied with the provisions of Rule 13e-4 and Regulation 14E in reaching and entering into the aforementioned agreement.

Item 10. Financial Statements

4.   Please provide the book value information in the document delivered to security holders.

Item 12. Exhibits

5.   Please file the Restructuring Support Agreement as an exhibit to Schedule TO. Refer to Item 1016(d) of Regulation M-A.

Offer to Exchange

6.   Please revise to disclose the information required by Item 1007 of Regulation M-A with respect to the sources and amount of funds. Given the events relating to your previous tender offer, please tell us whether you will recirculate your revised offer materials.

Cover Page

7.   Please explain the need to include the information in the footnote relating to the CUSIP numbers of your securities. Alternatively, delete the footnote.

Summary of Exchange Offer, page 12

8.   Please tell us, with a view toward revised disclosure, whether you intend to register the resale of the shares of series D preferred stock and the shares of common stock underlying it, as you agreed to do with respect to the series C preferred stock.

Summary Historical Consolidated Financial Data and Pro Forma Data, page 19

9.   Please revise this section to include the ratio of earnings to fixed charges as required by Item 1010(b)(2) and (c)(4) of Regulation M-A.

The Exchange Offer – Right of Withdrawal, page 52

10.   Please revise here, and elsewhere in the offer document as necessary, to include the withdrawal rights provided by Rule 13e-4(f)(2)(ii).

The Exchange Offer – Conditions to the Completion of the Exchange Offer, page 53

11.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Interests of Directors, Executive Officers, page 56

12.   Please tell us why you need to qualify your disclosure "to your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Certain U.S. Federal Income Tax Considerations, page 96

13.   We note the heading of this section refers to "certain" of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

14.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in your letter of transmittal.

15.   Delete the various references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

16.   While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and throughout your offer document.

<u>Where to Find Additional Information, page 104</u>

17.   Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

<u>Closing Information</u>

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scott F. Duggan, Esq.
Goodwin Procter LLP
February 6, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions